Exhibit 99.1

Puxin to Report Second Quarter 2021 Financial Results on December 29, 2021

BEIJING, Dec. 22, 2021 /PRNewswire/ — Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”), a private educational services provider in China, today announced that it will report its financial results for the second quarter ended June 30, 2021, before U.S. markets open on December 29, 2021.

About Puxin Limited

Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”) is a private educational services provider in China. Puxin has a strong acquisition and integration expertise to effectively improve education quality and operational performance of acquired schools. Puxin offers quality educational services to students, and has developed online and mobile applications to enhance students’ learning experience. For more information, please visit http://www.pxjy.com/.

Contacts

Puxin Limited

Investor Relations

Phone: +86-10-6269-8930

E-mail: ir@pxjy.com

ICA Investor Relations (Asia) Limited

Mr. Kevin Yang

Phone: +86-21-8028-6033

E-mail: puxin@icaasia.com

SOURCE Puxin Limited